Exhibit 99.2

Statutory Financial Statements

Oculis Holding AG

for the period ending December 31, 2025

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Oculis Holding AG (the Company), which comprise the balance sheet as at December 31, 2025, and the profit and loss statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the financial statements' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

PricewaterhouseCoopers SA, Avenue de la Rasude 5, 1006 Lausanne
+41 58 792 81 00
www.pwc.ch	PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Overall materiality	CHF 5,200 thousand

Benchmark applied	Total assets

Rationale for the materiality benchmark applied

We chose total assets as the benchmark, because, in our view, it is the benchmark against which the performance of the Company, which has limited operating activities and which mainly holds investments in subsidiaries and intra-group loans, is most commonly measured, and it is a generally accepted benchmark for holding companies.

We agreed with the Audit Committee that we would report to them misstatements above CHF 520 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the Company, the accounting processes and controls, and the industry in which the Company operates.

Key audit matters

We have determined that there are no key audit matters to communicate in our report.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, which has partially been made available to us with the 6-K and 20-F filings, (but does not include the financial statements and the consolidated financial statements and our auditor’s reports thereon), which we obtained prior to the date of this auditor’s report, and the full annual report, which is expected to be made available to us after that date.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

2 Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the financial statements

The Board of Directors is responsible for the preparation of financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

3 Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the financial statements.

Based on our audit according to article 728a para. 1 item 2 CO, we confirm that the Board of Directors' proposal complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/ Alex Fuhrer	/s/ Violina Eremciuc
Licensed audit expert
Auditor in charge

Lausanne, March 4, 2026

4 Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

Oculis Holding AG, Zug

Oculis Holding AG, Zug

Balance Sheet

(in CHF thousands)

		As of December 31,
Assets	Note	2025	2024

Current assets
Cash and cash equivalents		3,251	3,687
Other current receivables		10,657	2,878
From third parties		387	395
From group subsidiaries	6	10,270	2,483
Prepaid expenses		468	478
Total current assets		14,376	7,043

Non-current assets
Loans to group subsidiaries	5	323,107	163,161
Other long-term receivables - From group subsidiaries	6	—	1,540
Investments	7	191,067	191,067

Total non-current assets		514,174	355,768

Total assets		528,550	362,811

		As of December 31,
Liabilities and shareholders' equity	Note	2025	2024

Current liabilities
Trade payables		2,617	4,494
To third parties		82	187
To group subsidiaries		2,535	4,307
Other short-term liabilities		1,831	12
Accrued expenses		993	306

Total current liabilities		5,441	4,812

Shareholders' equity
Share capital	8	596	470
Statutory capital reserves		602,767	404,116
Reserves from capital contribution		492,464	293,879
Other statutory capital reserves		110,303	110,237
Treasury shares held by Oculis Holding AG	8	(7)	(10)
Accumulated deficit		(46,577)	(41,398)
Loss of the period		(33,670)	(5,179)

Total shareholders' equity		523,109	357,999

Total liabilities and shareholders' equity		528,550	362,811

The accompanying notes form an integral part of the financial statements.

Oculis Holding AG, Zug

Profit and loss statement

(in CHF thousands)

		For the years ended December 31,
	Note	2025	2024

Operating income		1,138	—
Personnel expenses		(2,724)	—
Other operating expenses	4. (A)	(20,488)	(11,281)
Operating expenses		(23,212)	(11,281)

Operating loss		(22,074)	(11,281)

Financial income	4. (B)	7,584	6,113
Financial expense	4. (B)	(19,180)	(11)

Loss before taxes		(33,670)	(5,179)

Direct taxes		—	—

Loss of the period		(33,670)	(5,179)

The accompanying notes form an integral part of the financial statements.

Oculis Holding AG, Zug

NOTES TO THE STATUTORY FINANCIAL STATEMENTS

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1. GENERAL INFORMATION

Oculis Holding AG (the “Company” or “Oculis”) is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations (“CO”) and registered as of October 31, 2022.

As of December 31, 2025, the Company controls a wholly-owned subsidiary Oculis Operations Sàrl (“Oculis Operations”). Oculis Operations has a registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, and has six wholly-owned subsidiaries:

o
Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003,
o
Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020,
o
Oculis US, Inc. (“Oculis US”), which was incorporated in Delaware, USA, on May 26, 2020,
o
Oculis HK, Limited (“Oculis HK”), which was incorporated in Hong Kong, China on June 1, 2021,
o
Neurocol IP Sàrl (“Neurocol IP”), which was incorporated in Lausanne, Switzerland on December 4, 2025, and
o
Neurocol Operations Sàrl (“Neurocol Operations”), which was incorporated in Lausanne, Switzerland on December 4, 2025.

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. Oculis is engaged in developing innovative drug candidates with the potential to address significant unmet medical needs for many eye-related and neuro-ophthalmic conditions. The Company's mission is to save sight and improve eye care for patients worldwide and it intends to become a global leader in ophthalmic and neuro-ophthalmic therapeutics to realize this mission. The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. Oculis’ pipeline product candidates in clinical development include: OCS-01, a topical eye drop candidate for diabetic macular edema (“DME”); Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease (“DED”); and Privosegtor (OCS-05), a neuroprotective candidate for optic neuritis (“ON”), non-arteritic anterior ischemic optic neuropathy (“NAION”) with broad potential for other neuro-ophthalmic diseases.

2. SIGNIFICANT EVENTS IN THE CURRENT REPORTING PERIOD

Public Offerings of Ordinary Shares

February 2025 Offering

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million). New shares were issued out of the Company’s existing capital band.

November 2025 Offerings

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million), before deducting underwriting discounts and commissions and offering expenses. The Company issued 2,635,801 shares out of the Company’s existing capital band and transferred to offering participants 2,796,297 shares previously held in treasury by the Company.

Loan Facility

On July 31, 2025, the Company entered into an amended and restated agreement for its existing loan facility (the “Amended Loan Agreement”) with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, with an upsized structure to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million) (the “Loan”), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company. No amounts were drawn under the Amended Loan Agreement during the year ended December 31, 2025. Pursuant to the Amended Loan Agreement, the Company is subject to a non-utilization fee of 0.75% per annum of any undrawn amount under tranches 1 and 2. Additionally, to the extent Loan 1 has not been drawn prior to its expiry date, an additional one-time fee of the EUR equivalent of CHF 2.6 million shall be payable, subject to certain conditions.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”) and the Company entered into an amended warrant (the “Amended Blackrock Warrant”) to purchase up to 494,259 of the Company’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 (CHF 9.65) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 14.78) with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment. The Amended Blackrock Warrant amends the prior warrant issued to Holder on May 29, 2024. As of the signing date, the Amended Blackrock Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended Blackrock Warrant in connection with Loans 1, 2 and 3, will be exercisable for a period of up to seven years from the date of vesting and the Amended Blackrock Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended Blackrock Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended Blackrock Warrant had not been exercised in part or in full as of December 31, 2025. The Blackrock Warrant had not been exercised in part or in full as of December 31, 2025.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 79.3 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares during the year ended December 31, 2024 and 2,500,000 ordinary shares during the year ended December 31, 2025 out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares.

On October 29, 2025, in conjunction with the November 2025 Underwritten Offering, the Company suspended the ATM Offering Program. The sales agreement with Leerink Partners remains in full force and effect. As of October 29, 2025, we had not sold any ordinary shares under the ATM Offering Program. Of the ordinary shares held as treasury shares, 2,796,297 were issued in connection with the November 2025 Offerings discussed below.

Registered Direct Offering and Nasdaq Iceland Main Market Listing

On April 22, 2024, the Company closed its registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of its ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

Business Combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement (“BCA”) between Oculis SA (“Legacy Oculis”) and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis' ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

3. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The statutory Financial Statements of Oculis, with registered office in Zug, Switzerland, were prepared according to the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below.

Oculis is presenting its Consolidated Financial Statements according to IFRS (“IFRS Accounting Standards”). As a result, Oculis has applied the exemption included in art. 961d of the Swiss Code of Obligations and has not included additional disclosures and a cash flow statement in its Statutory Financial Statements.

Going concern

Oculis accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The recent Registered Direct Offering and listing on the NASDAQ Iceland Main Market in April 2024, as well as the February and November 2025 follow-on offerings discussed in Note 2 raised funding to secure business continuity. The Board of Directors believes that cash, cash equivalents and short-term investments as of December 31, 2025, will be sufficient to fund the Group’s operations and capital expenditure requirements for at least the next 12 months.

Cash and cash equivalents

Cash and cash equivalents are valued at nominal value.

Investments

Investments are initially recognized at cost, assessed annually for impairment triggers, and adjusted to their recoverable amount as needed.

Loans to group subsidiaries

Short and long term loans to Oculis Group subsidiaries are valued at nominal value under consideration of any impairment if needed.

Foreign currency

The Company's books are expressed in Swiss Francs (CHF). During the year, transactions denominated in foreign currencies are converted into Swiss Francs at the rate in effect at the transaction date. At year-end, assets and liabilities denominated in foreign currencies are converted into Swiss Francs using the year-end exchange rates. Realized and unrealized exchange gains and losses are recorded net as financial income or financial expenses.

Warrants

Liabilities related to warrants are recorded at nominal value. Given warrants have no nominal or intrinsic value, these are not recognized in the statutory Financial Statements. The exercise of warrants by their holders does not lead to any cash outflows from the Company.

Earnout consideration

In accordance with the BCA (note 2), Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition volume weighted average share price targets (“VWAP”) of Oculis of CHF 11.89 or $15.00, CHF 15.86 or $20.00 and CHF 19.82 or $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028. A given share price target described above will also be deemed to be achieved if there is a change of control transaction, as defined in the BCA.

The earnout shares have been registered in the Registry of Commerce of the Canton of Zug and are included in the number of outstanding shares as of December 31, 2025. The earnout shares are recorded at nominal value. Upon meeting the criteria, Oculis would not further increase its reserve from capital contribution. The price targets of $15.00 or CHF 11.89, $20.00 or CHF 15.86 and $25.00 or CHF 19.82 were met in November 2024, February 2025 and February 2026, respectively, resulting in an aggregate of 2,845,446 earnout shares vested and 159,453 earnout options outstanding and exercisable as of December 31, 2025, and an additional 948,549 earnout shares vested and 55,487 earnout options becoming exercisable in February 2026.

4. INCOME AND EXPENSES

(A) OTHER OPERATING EXPENSES

For the year ended December 31, 2025, the Company recorded CHF 20.5 million of other operating expenses, as compared to CHF 11.3 million for the year ended December 31, 2024. The increase is primarily related to professional fees incurred related to the February 2025 and November 2025 Offerings.

(B) FINANCIAL INCOME AND EXPENSE

Foreign exchange gain / (losses) reported into financial income and expenses are presented net per currency.

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024
	Income	Expenses	Income	Expenses
Interest	7,426	(156)	3,961	—
Net foreign exchange gain / (loss)	158	(19,024)	2,152	(11)
Total	7,584	(19,180)	6,113	(11)

For the years ended December 31, 2025 and 2024, the Company had approximately CHF 7.4 million and CHF 4.0 million, respectively, of interest income from the intercompany loan, as described in Notes 6 and 7. For the year ended December 31, 2025, the foreign currency exchange loss of CHF 19.0 million is primarily related to overall weakening of the U.S. dollar against the Swiss Franc on intra-group loans denominated in U.S. dollars.

5. LOAN TO GROUP SUBSIDIARIES

The following table presents the intra-group loan between Oculis and its subsidiary Oculis Operations:

Original Borrower	Start date	Repayment date	USD	EUR	CHF	Total CHF
As of December 31, 2025
Oculis Operations Sàrl	March, 2023	December, 2027	173,656	7,836	178,143	323,107
As of December 31, 2024
Oculis Operations Sàrl	March, 2023	December, 2027	49,322	8,695	110,350	163,161

These loans were made to support the Group's clinical and business development activities and bear interest using the rate published by the Swiss federal Tax Administration for CHF, USD and Euro denominated loans to shareholders and intercompany entities.

6. OTHER RECEIVABLES

As of December 31, 2025, the Company had other current receivables of CHF 10.7 million, compared to CHF 2.9 million as of December 31, 2024. The increase is primarily related to higher loan interest on both USD and CHF loans due to higher loan balances, refer to Note 5.

As of December 31, 2024, the Company had recognized accrued income from the intercompany loan interest (as described in Note 5). The interest had not been billed to the Oculis Operations subsidiary as it related to the CHF 146.0 million subordinated portion of the intercompany loan at December 31, 2024, as per the subordination agreement then in effect signed between both entities. As of December 31, 2025 no subordination was in effect, and accordingly no interest income was accrued on the intercompany loan.

	As of December 31, 2025	As of December 31, 2024

Accrued interest on intercompany loan	—	1,540

7. INVESTMENTS

As of December 31, 2025, the Company had seven direct and indirect subsidiaries. As of December 31, 2024, the Company had five direct and indirect subsidiaries as Neurocol IP Sàrl and Neurocol Operations Sàrl were incorporated in December 2025. The following table describes the principal subsidiaries, the countries of incorporation and the percentage of ownership and voting interest held by the Company.

		Share in Capital
Company	Domicile	% of capital and vote	Direct/indirect	Main activities
Oculis Operations Sàrl	Switzerland	100%	Direct	Research, business and clinical development
Oculis ehf	Iceland	100%	Indirect	Research, business and clinical development
Oculis France Sàrl	France	100%	Indirect	Research, business and clinical development
Oculis US Inc	USA	100%	Indirect	Business and clinical development
Oculis HK, Limited	Hong Kong	100%	Indirect	Business and clinical development
Neurocol IP Sàrl	Switzerland	100%	Indirect	Holding of intellectual property rights
Neurocol Operations Sàrl	Switzerland	100%	Indirect	Research, business and clinical development

8. SHARE CAPITAL AND TREASURY SHARES

Share capital and treasury shares

As of December 31, 2025, the Company had a share capital of CHF 0.6 million. The Company's share capital consists of 59,636,690 shares with a nominal value of CHF 0.01.

	Shares	Share capital	Treasury Shares	Treasury share capital
December 31, 2023	40,443,700	404	—	—
Registered Direct Offering	5,000,000	50	—	—
Shares issued to treasury under the ATM program	1,000,000	10	(1,000,000)	(10)
Shares issued for vesting of Restricted Shares Units	9,430	—	—	—
Shares issued for exercise of options	301,511	3	—	—
Shares issued for exercise of warrants	279,033	3	—	—
December 31, 2024	47,033,674	470	(1,000,000)	(10)
Registered Direct Offering	7,635,801	76	2,796,297	28
Shares issued to treasury under the ATM program	2,500,000	25	(2,500,000)	(25)
Shares issued for vesting of Restricted Shares Units	174,655	2	—	—
Shares issued for exercise of options	363,093	4	—	—
Shares issued for exercise of warrants	1,929,467	19	—	—
December 31, 2025	59,636,690	596	(703,703)	(7)

February 2025 Offering

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million). New shares were issued out of the Company’s existing capital band.

November 2025 Offerings

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million), before deducting underwriting discounts and commissions and offering expenses. The Company issued 2,635,801 shares out of the Company’s existing capital band and transferred to offering participants 2,796,297 shares previously held in treasury by the Company.

Registered Direct Offering

On April 22, 2024, the Company closed its Registered Direct Offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share to investors. This capital increase was made using the capital band.

ATM program

On May 8, 2024, the Company entered into the ATM Program under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 79.3 million) through Leerink Partners as its sales agent. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. On October 29, 2025, in conjunction with the November 2025 Offerings, the Company suspended the ATM Offering Program. The sales agreement with Leerink Partners remains in full force and effect.

Earnout shares

As a result of the BCA, Legacy Oculis “equity holders” received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. The price targets of $15.00 or CHF 11.89, $20.00 or CHF 15.86 and $25.00 or CHF 19.82 were met in November 2024, February 2025 and February 2026, respectively, resulting in an aggregate of 2,845,446 earnout shares vested and 159,453 earnout options outstanding and exercisable as of December 31, 2025, and an additional 948,549 earnout shares vested and 55,487 earnout options becoming exercisable in February 2026.

Reserves from capital contribution

As of December 31, 2025, the reserves from capital contribution amounted to CHF 492.5 million. Of this amount, CHF 255.3 million has not yet been confirmed by the Swiss Federal Tax administration for purposes of recognition as reserves from capital contributions in accordance with art. 20 para. 3 of the Federal Act on Direct Federal Taxation.

Capital band

As of December 31, 2025, the Company has a capital band between CHF 545,336.74 (lower limit) and CHF 818,005.11 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 272,668.37 by issuing up to 27,266,837 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band, of which 2,635,801 ordinary shares with a par value of CHF 0.01 each have been used in the November 2025 Offerings. The Board of Directors is authorized to increase the share capital up to the upper limit or decrease the share capital up to the lower limit at any time and as often as required until June 4, 2030.

Conditional share capital

The conditional capital at December 31, 2025 amounts to a maximum of CHF 235,752.08 split into 23,575,208 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 124,800.00 through the issuance of a maximum of 12,480,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of the Group.

During the year ended December 31, 2025, 363,093 stock options have been exercised and 174,655 RSUs vested resulting in the associated ordinary shares issued using the conditional share capital for employee benefit plans. These shares have not been registered yet in the commercial register as of December 31, 2025.

•
Conditional share capital for BCA public and private warrants:

CHF 39,751.05 through the issuance of a maximum of 3,975,105 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

During the year ended December 31, 2025, 1,929,467 warrants were exercised and the associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants. These shares have not been registered yet in the commercial register as of December 31, 2025.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of the Group. As of December 31, 2025, 159,453 earnout options were exercisable.

Treasury shares

In connection with the ATM Offering Program, the Company issued a total of 1,000,000 ordinary shares during the year ended December 31, 2024 and 2,500,000 ordinary shares during the year ended December 31, 2025, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program during the year ended December 31, 2025. In connection with the November 2025 Offerings, the Company transferred to offering participants 2,796,297 of the shares previously issued and held in treasury by the Company.

9. DECLARATION OF FULL TIME EQUIVALENT EMPLOYEES

The Company had three employees during the year ended December 31, 2025 and no employees during the year ended December 31, 2024.

10. WARRANTS

Public and Private Warrants

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, described in Note 2, the Company has assumed 4,251,595 BCA public warrants and 151,699 BCA private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 9.55 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

Blackrock Warrants

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of Kreos Capital VII (UK) Limited, which are funds and accounts managed by Blackrock, Inc. and the Company entered into an amended warrant to purchase up to 494,259 of the Company’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 (CHF 9.65) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 14.78) with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment. The Amended Blackrock Warrant amends the prior warrant issued to Holder on May 29, 2024. As of the signing date, the Amended Blackrock Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended Blackrock Warrant in connection with Loans 1, 2 and 3, will be exercisable for a period of up to seven years from the date of vesting and the Amended Blackrock Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended Blackrock Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended Blackrock Warrant had not been exercised in part or in full as of December 31, 2025.

The movement of the number of outstanding warrants is illustrated below:

Number of outstanding warrants
Balance as of December 31, 2023	4,254,096
Issuance of Blackrock warrants	43,321
Exercise of public and private warrants	(279,033)
Balance as of December 31, 2024	4,018,384
Issuance of Blackrock warrants	15,989
Exercise of public and private warrants	(1,929,467)
Balance as of December 31, 2025	2,104,906

11. SHARES AND OPTIONS ON SHARES GRANTED TO EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 of the Swiss Code of Obligations (CO) during the periods January 1, 2024 through December 31, 2024 and January 1, 2025 through December 31, 2025.

Shares and earnout shares values are based on the Company's closing share price of USD 19.97 (CHF 15.83) and USD 17.00 (CHF 15.38) as of December 31, 2025 and December 31, 2024, respectively. Options, restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and earnout options are recognized at fair value at grant date. The fair value of the Company's options, SARs and earnout options is determined using the Black-Scholes Model. The fair value of RSUs is equal to the closing share price on the date of grant.

The following table summarizes equity award activity for the year ended December 31, 2025:

	Options / RSUs
	Number	Fair value in CHF

Issued to executive officers and directors	763,258	10,853
Issued to employees	1,053,750	12,695
Issued to consultants of the Company	124,936	1,881
Total other equity compensation	1,941,944	25,429

The following table summarizes equity award activity for the year ended December 31, 2024:

	Options / RSUs
	Number	Fair value in CHF

Issued to executive officers and directors	799,721	6,694
Issued to employees	1,349,309	10,444
Issued to consultants of the Company	139,000	1,146
Total other equity compensation	2,288,030	18,284

12. CONTINGENT LIABILITIES

The Company has no contingent liabilities as of December 31, 2025 and 2024.

13. SUBSEQUENT EVENTS AFTER THE BALANCE SHEET DATE

As a result of the BCA, Legacy Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing VWAP targets of Oculis of $15.00 or CHF 11.89, $20.00 or CHF 15.86 and $25.00 or CHF 19.82, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period during the earnout period. In February 2026, the third price target of $25.00 or CHF 19.82 was met, resulting in 55,487 earnout options becoming exercisable and the immediate vesting of 948,549 earnout shares.

Appropriation of available earnings and reserves of Oculis Holding AG

	For the year ended December 31, 2025	For the year ended December 31, 2024
Accumulated losses carried forward
Balance at the beginning of the period	(46,577)	(41,398)
Loss of the year	(33,670)	(5,179)
Loss available to the ordinary general meeting	(80,247)	(46,577)

	December 31,
Motion of the Board of Directors on the proposed carry forward of the accumulation of losses	2025 Motion of the Board of Directors	2024 Resolution of the general meeting
Accumulated losses available to the general meeting	(80,247)	(46,577)
Balance to be carried forward	(80,247)	(46,577)